Mail Stop 7010

            November 4, 2005

Mr. John U. Clarke
Chief Executive Officer and Chairman of the Board of Directors
NATCO Group Inc.
2950 N. Loop West, 7th Floor
Houston, Texas 77092

	RE:	Form 10-K/A for the Fiscal Year Ended December 31, 2004
		Forms 10-Q for the Quarters Ended March 31 and June 30,
2005
		File No. 1-15603

Dear Mr. Clarke:

		We have reviewed your response and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.
After
reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Year Ended December 31, 2004

General
1. Where a comment below requests additional disclosures or other revisions please show us in your response what the revisions will look like. Such revisions may be included in your future filings, including your interim filings where appropriate.

Financial Statements, page 46

Consolidated Statements of Operations, page 47

2. We have reviewed your response to comment two and have the following additional comments.

* Clarify how you account for these apparent multiple deliverable arrangements. Confirm and revise your disclosures to clarify that you appropriately account for these contracts in accordance with EITF
00-21 - Revenue Arrangements with Multiple Deliverables.
* Please tell us the amount of revenues related to services characterized as largely ancillary to product sales and the amount of other service revenues for each period presented and the subsequent interim period.
* It is unclear to us why you believe that service revenue that is ancillary to product sales is not required to be separately disclosed under Rule 5.03(b). In this regard, we note that it is more often than not that services provided by a company would be ancillary to the products sold by a company. Please reassess your compliance with the disclosure requirements of Rule 5-03(b) with regard to the total service revenues recognized for each period presented.

Consolidated Statements of Cash Flows, page 49

3. We have reviewed your response to comment three.
Notwithstanding
the fact that the post-retirement benefit obligation relates to retirees who were never employed by "the Company," we note that this obligation was assumed in connection with your acquisition of the common stock of National Tank Company and W.S. Tyler Incorporated. It is unclear to us how your assumption of this obligation is any different than any other obligation assumed in a business combination. We do not disagree that your assumption of the post-retirement benefit obligations was a financing determination made at the time of the acquisition.  We also do not disagree that if you had
borrowed funds to finance the purchase, rather than assuming the post-retirement obligation, the predominant source of the related cash outflows would be a financing activity in accordance with paragraphs 19 through 20 of SFAS 95. However, we also note that if, instead of assuming the obligation or financing the acquisition with
borrowings, you had paid a higher price in cash, the cash outflow would be classified as an investing cash flow in accordance with
paragraphs 15 through 17 of SFAS 95.   Therefore, without
additional
persuasive information provided by you or reference to specific authoritative literature that supports your accounting, we believe that you should revise your Statements of Cash Flows to present your payments related to the post-retirement benefit obligation within your cash flows from operating activities. In this regard, we remind you that paragraph 21 of SFAS 95 indicates that "[o]perating activities include all transactions and other events that are not defined as investing or financing activities in paragraphs 15-20."

Form 10-Q for the Quarter Ended June 30, 2005

Note 10 - Business Segments, page 14

4. We have reviewed your responses to comments six through eight. We note that for the six months ended June 30, 2005 the Oil & Water Technologies segment accounted for 76% of your consolidated revenues, and that the individual revenues from your two primary lines of business, build-to-order and traditional/standard equipment, significantly exceed those of your Gas Technologies and Automation &
Controls segments for all periods. We also note that "[w]hile information is available with respect to margins and revenues by product line, the chief operating decision maker makes capital and human resource allocation decisions based on overall segment results and does not review separate financial information for standard, traditional and build to order equipment."
You state that your President has limited authority for resource allocation. It is unclear who is responsible for the allocation of resources between the project management activities of your build-to-order line of business and the manufacturing activities of your traditional and standard equipment line of business. If your CEO is responsible for allocation of resources between these lines of business, please tell us how this is done. If your President is responsible, it remains unclear why you believe the chief operating decision making function is not shared by your President.

5. We also note that you separately discuss the operating results of your build-to-order projects and traditional and standard equipment sales in your post-restructuring management`s discussion and analysis, and that your directors review assumptions regarding margins, backlog and expenses separately for these two lines of business. It is unclear why directors and investors would be provided information at this level of granularity while your chief operating decision maker is not. Please advise.

6. We have reviewed your response to comment nine. Parts, services and other miscellaneous revenues are almost 20% of your consolidated revenues for the six months ended June 30, 2005. Please disclose a detail of this amount by product and service or groups of similar products and services unless it is impracticable to do so. If it is impracticable to do so, please tell us why.

*    *    *    *

		Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review.

    	If you have any questions regarding these comments, please direct them to Scott Watkinson, Staff Accountant, at (202) 551-
3741
or, in his absence, Jeanne Baker, Assistant Chief Accountant, at
(202) 551-3691.

								Sincerely,



								Rufus Decker
								Accounting Branch Chief

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Mr. John U. Clarke
NATCO Group Inc.
November 4, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE